Proposed reorganization
On March 8, 2005, the Trustees approved the reorganization of Biotechnology Fund into John Hancock Health Sciences Fund. The reorganization is scheduled to take place after the close of business on June 10, 2005, subject to approval by shareholders at a special shareholder meeting scheduled for June 8, 2005.